Exhibit 2.9

AGREEMENT AND PLAN OF MERGER OF

GREENBANK

WITH AND INTO

CAPITAL BANK, NATIONAL ASSOCIATION

This Agreement and Plan of Merger (the “Agreement”) dated as of September 7, 2011, adopted and made by and between CAPITAL BANK, NATIONAL ASSOCIATION (“Capital Bank”), a national banking association with its main office located in Miami, Florida, and GREENBANK (“GreenBank”), a Tennessee state chartered nonmember bank, each acting pursuant to resolutions adopted by the vote of a majority of its directors in accordance with 12 U.S.C. § 215a.

WITNESSETH:

WHEREAS, GreenBank is a Tennessee state chartered nonmember bank, the authorized capital stock of which consists of 129,000 shares of common stock, with a par value of $10.00 each, and all of the issued and outstanding shares of which are owned as of the date hereof directly by Green Bankshares, Inc. (“Green”); and

WHEREAS, Capital Bank is a national banking association organized and existing under the laws of the United States, the authorized capital stock of which consists of 1,000 shares of common stock, with a par value of $1.00 each, and all of the issued and outstanding shares of which are owned as of the date hereof by North American Financial Holdings, Inc. (“NAFH”) and its subsidiaries, TIB Financial Corp. and Capital Bank Corporation; and

WHEREAS, NAFH and Green have entered into an Investment Agreement, dated as of May 5, 2011 (the “Investment Agreement”), pursuant to which NAFH will acquire approximately 90% of the outstanding common stock of Green (the “Acquisition”); and

WHEREAS, the shareholders of each of Capital Bank and GreenBank wish to merge GreenBank into Capital Bank (the “Bank Merger”) subsequent to the Acquisition; and

WHEREAS, the respective Boards of Directors of GreenBank and Capital Bank deem the merger of GreenBank with and into Capital Bank, which shall occur simultaneously with the Acquisition, under and pursuant to the terms and conditions herein set forth or referred to, desirable and in the best interest of the respective banks, and the Boards of Directors of GreenBank and Capital Bank have authorized and approved the execution and delivery of this Agreement by their respective officers;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

I. BANK MERGER

Subject to the terms and conditions of this Agreement, on the Effective Date (as hereinafter defined), following the Acquisition, on a date to be determined by Capital Bank, GreenBank shall be merged with and into Capital Bank pursuant to the provisions of, and with the effect provided in, 12 U.S.C. § 215a. On the Effective Date, the separate existence of GreenBank shall cease, and Capital Bank, as the surviving entity, shall continue unaffected and unimpaired by the Bank Merger, and shall be liable for all of the liabilities of GreenBank, including liabilities arising from the operation of a trust department, existing at the Effective Date (Capital Bank being hereinafter sometimes referred to as the “Surviving Bank”). The business of the Surviving Bank shall be that of a national banking association and shall be conducted at its main office and legally established branches.

II. ARTICLES OF ASSOCIATION AND BY-LAWS

The Articles of Association and the By-Laws of Capital Bank in effect immediately prior to the Effective Date shall be the Articles of Association and the By-Laws of the Surviving Bank, in each case until amended in accordance with applicable law. The Articles of Association of Capital Bank as in effect immediately prior to the Effective Date are set forth as Exhibit A hereto and incorporated by reference.

III. BOARD OF DIRECTORS

On the Effective Date, the Board of Directors of the Surviving Bank shall consist of those persons serving as directors of Capital Bank immediately prior to the Effective Date as well as Martha M. Bachman and Samuel E. Lynch.

IV. CAPITAL

The shares of capital stock of Capital Bank issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, continue to be issued and outstanding.

The shares of capital stock of GreenBank issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, be converted into the right to receive 0.00135870368908801 fully paid and nonassessable shares of capital stock of Capital Bank (the “Merger Consideration”). As of the Effective Date, all such shares of GreenBank capital stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Promptly following the Effective Date, the Surviving Bank shall deliver certificates representing the Merger Consideration to the former holder(s) of outstanding shares of GreenBank capital stock.

V. EFFECTIVE DATE OF THE BANK MERGER

The Bank Merger shall be effective at the time and on the date specified in the certificate issued by the Office of the Comptroller of the Currency with respect thereto or, if such certificate cannot theretofore be obtained, on the date of consummation determined by Capital Bank (such date and time being herein referred to as the “Effective Date”).

VI. MAIN OFFICE

The main office of the Surviving Bank shall be 9350 South Dixie Highway, Miami, Florida 33156.

VII. FURTHER ASSURANCES

If at any time the Surviving Bank shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of GreenBank, or otherwise carry out the provisions hereof, the proper officers and directors of GreenBank, as of the Effective Date, and thereafter the officers of the Surviving Bank acting on behalf of GreenBank shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof. This Agreement shall be ratified and confirmed by the shareholders of GreenBank and Capital Bank.

VIII. TERMINATION

Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated by the mutual consent of the parties hereto and shall terminate automatically with no further action by either party in the event that the Investment Agreement is terminated in accordance with its terms.

IX. COUNTERPARTS

This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.

ATTEST:	CAPITAL BANK, NATIONAL ASSOCIATION

/s/ Mary Lou Starnes	/s/ Christopher G. Marshall
Name: Mary Lou Starnes	Name: Christopher G. Marshall
Title:	Title: Chief Financial Officer

ATTEST:	GREENBANK

/s/ Mary Lou Starnes	/s/ Christopher G. Marshall
Name: Mary Lou Starnes	Name: Christopher G. Marshall
Title:	Title: Chief Financial Officer